Exhibit 4.14

Conformed Copy

Sale and Purchase Agreement

This Sale and Purchase Agreement is made this 10th day of February, 2006 between CONTI 52. CONTAINER SCHIFFAHRTS - GMBH & CO. KG Nr. 1 (“Conti”), a limited partnership (KG) organized and existing under the laws of the Federal Republic of Germany and having its registered office at Wernher-von-Braun-Straße 10, 85640 Putzbrunn Federal Republic of Germany and SEASPAN CORPORATION (“Seaspan”), a corporation formed under the laws of the Republic of the Marshall Islands and listed on the New York Stock Exchange and having a place of business at Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong, China.

Whereas

1.	Conti and ZHEJIANG SHIPBUILDING CO. LTD., a corporation organized and existing under the laws of the People’s Republic of China and having its registered office at No. 69 Jiangnan Road, Ningbo 315040, the People’s Republic of China (the “Shipyard” or the “Builder”) have entered into a shipbuilding contract dated 18th June, 2004 as amended from time to time (the “Building Contract”) regarding the construction and delivery of a 3500 teu class container vessel with Builder’s hull number ZJB04-126 (the “Vessel”);

2.	The Vessel is more closely specified in the Building Contract, the Building Specification (Drawing No. SC4339-010-02SM), the General Arrangement (Drawing No. SC4339-010-03), the Midship Section (Drawing No. SC4339-010-04) and the Maker List (Drawing No. SC4339 (ZJ) 010-05) together with any amendment thereto up to the date hereof (the “Contract Documentation”) which is known to and accepted by Seaspan;

3.	Pursuant to the Building Contract, the date of delivery of the Vessel is the 31st July, 2007. It is, however, agreed in the Building Contract that the delivery of the Vessel may be accelerated as a consequence of early completion of the Vessel or delayed as a consequence of the occurrence of any permitted or not permitted delays as defined in the Building Contract up to 218 days upon which time Conti may, at any time thereafter, cancel the Building Contract by giving a written notice of cancellation to the Builder, all as specified in the Building Contract;

4.	Conti has arranged construction finance and long term finance of the Vessel from Norddeutsche Landesbank - Girozentrale, Hannover, Federal Republic of Germany (“Nord/LB”);

5.	Conti has entered into with Bremer Bereederungsgesellschaft mbH & Co. KG, Bremen, Federal Republic of Germany (“BBG”) a construction supervision contract pursuant to which BBG is acting for Conti with respect to the construction supervision of the Vessel;

6.	It was the original intention of Conti and Seaspan that Conti would novate the Building Contract to Seaspan such that Seaspan, rather than Conti, would be bound by the terms of the Building Contract as though it were named as the “Buyer” thereunder and Conti would be released from any of its obligations under the Building Contract; and

7.	For various reasons, Conti and Seaspan now wish to enter into this Sale and Purchase Agreement whereby Seaspan will purchase the Vessel from Conti immediately following its delivery by the Builder to Conti, but Seaspan will obtain full authority vis-á-vis Conti under the Building Contract and will assume full responsibility for, among other things, the supervision and inspection of the construction of the Vessel with effect from the date of this Agreement and the liability of Conti will be limited as set out in Art. X hereof.

NOW, THEREFORE, IN CONSIDERATION OF the covenants and agreements set forth in this agreement and for other good and valuable consideration, the parties agree as follows:

I.	Sale of Vessel

Conti hereby offers the Vessel for sale to Seaspan and Seaspan hereby accepts such offer and buys the Vessel from Conti.

II.	Purchase Price

The purchase price to be paid by Seaspan to Conti for the Vessel shall be calculated as set out in Exhibit I hereto (the “Purchase Price”).

III.	Time and Condition of Delivery

1.	Time and Condition

a) Conti will deliver the Vessel to Seaspan hereunder at the same time and in the state and condition as the Vessel is delivered by the Builder to Conti pursuant to the terms of the Building Contract.

The Vessel shall be delivered hereunder with all appurtenances and equipment including spare parts and spare equipment as delivered by the Builder to Conti pursuant to the Building Contract. Seaspan shall take over the bunkers, lubricating oils and other consumable stores (the “Consumable Stores”) remaining on board at the time of delivery of the Vessel from the Builder to Conti and pay such prices as are payable by Conti to the Builder under the Building Contract. The Purchase Price shall be adjusted accordingly.

b) Insofar as Conti must provide for such Consumable Stores for the trial runs or otherwise under the Building Contract, Seaspan shall make such provision at its own cost and without adjustment of the Purchase Price. Any payments paid to Conti from the Builder for the consumption of such Consumable Stores shall be credited to Seaspan by adjustment of the Purchase Price.

c) Any deficiencies of the Vessel as described in Article III or any other provision of the Building Contract not entitling Conti to rescind or cancel the Building Contract have to be accepted by Seaspan as adjusted for price thereunder without any liability of Conti.

2.	Adjustment of Purchase Price

a) Any penalty (whether by way of liquidated damages or otherwise) paid by the Builder under the Building Contract or reduction of the purchase price under the Building Contract for late delivery of the Vessel or for other deficiencies of the Vessel as determined in Article III of the Building Contract at the time of her delivery shall be for the benefit of Seaspan and the Purchase Price shall be adjusted as per Exhibit I hereto.

Seaspan (having authority and being responsible for the building supervision as per Art. VII hereof) will inform Conti promptly upon the occurrence of any such delay and/or deficiency.

b) Seaspan (having authority and being responsible for the building supervision as per Art. VII hereof) will likewise inform Conti of any acceleration of the delivery of the Vessel when such acceleration has been notified by the Builder.

3.	Cancellation of Building Contract

a) Insofar as Conti is entitled under Articles III, VI, VIII or any other provision of the Building Contract to, at its option, either accept the Vessel or reject the Vessel and cancel the Building Contract for insufficient speed, excessive fuel consumption, deadweight below contract requirements, insufficient number of container loadings, excessive delay in delivery or any other reason, as the case may be, Conti will accept or reject the Vessel only on the instruction of Seaspan. Seaspan will provide such instruction to Conti at least three German working days (hereinafter “Working Days”) prior to the time at which Conti, pursuant to the Building Contract, must declare rejection or acceptance of the Vessel or cancellation of the Building Contract to the Builder.

For the avoidance of doubt and without prejudice to the generality of Art. III.1 hereof, any liability of Conti to Seaspan under this subclause for any deficiencies of the Vessel or delay in delivery accepted by Conti in accordance with the instruction of Seaspan is excluded.

b) If Seaspan fails to instruct Conti in accordance with the above sub-clause 3. a or Seaspan instructs Conti to reject the Vessel and to cancel the Building Contract, Conti shall be free to accept the Vessel or to cancel the Building Contract.

Should Seaspan either fail to timely instruct Conti in accordance with the above sub-clause 3.a) or instruct Conti to reject the Vessel and to cancel the Building Contract, this Agreement shall be deemed cancelled irrespective of whether or not Conti continues the Building Contract and Conti shall retain the First Instalment (as defined hereafter) and all monies on the Change Limit Trust Account (as defined hereafter) including interest. Neither party shall have a claim against each other for reason of this Agreement being deemed cancelled.

c) Should the Building Contract be cancelled, rescinded or terminated for any reason whatsoever, this Agreement shall also be deemed cancelled and neither party shall have a claim against each other for reason of this Agreement being deemed cancelled. Notwithstanding the aforesaid if such cancellation, rescission or termination of the Building Contract is due to Conti’s default (defined in the Building Contract as Buyers’ Default as per Art. XI of the Building Contract, except were caused by Seaspan’s default under this Agreement), Conti shall return to Seaspan the First Instalment and all monies on the Change Limit Trust Account (both as defined hereafter) including interest immediately; otherwise such funds are to remain with and be released to Conti. Furthermore Seaspan shall in case of Conti’s default be entitled to claim due compensation for its losses (excluding consequential losses) and for all reasonable expenses together with interest.

d) If the cancellation, rescission or termination of the Building Contract is held invalid by an award or a decision of the competent court, this Agreement shall not be deemed cancelled by either party and Seaspan shall remain obliged to take delivery of the vessel in accordance with the provisions of this agreement.

4.	Classification/Registration

The Building Contract provides that the Vessel shall be built and completed in compliance with the rules of Germanischer Lloyd (“GL”) and for registration in Malta, Liberia or the Marshall Islands. Seaspan will keep GL as the classification society for the Vessel during construction but upon the delivery of the Vessel by Conti to Seaspan pursuant to the terms of this Agreement, Seaspan will change the classification society to either Lloyd’s Register of Shipping or Det Norske Veritas, at Seaspan’s sole discretion. At the request of Seaspan, Conti will take all reasonable steps necessary to obtain from GL any documents or information that Seaspan may need to change the classification society as contemplated herein or for registering the Vessel in accordance with the laws of Hong Kong. Any costs and expenses incurred thereby to be for Seaspan’s account and not included in Article II of this Agreement.

Upon delivery of the Vessel to Seaspan hereunder, Seaspan will register the Vessel under the laws of Hong Kong and Conti will use reasonable endeavours to cause the Builder to alter the Building Contract accordingly. Any increases of the purchase price under the Building Contract as a result of the change in flag shall result in a corresponding increase of the Purchase Price as per Exhibit I hereof. Furthermore, Seaspan shall pay any other costs resulting therefrom as and when they come due directly to the Builder.

5.	Delivery Documentation

In exchange for payment of the Purchase Price as per Art. VI. hereof, Conti will deliver the Vessel together with the documents listed in Exhibit II hereto to Seaspan and any other documents that Seaspan may reasonably require in order to register the Vessel in Hong Kong (together, the “Documents”). Conti will provide Seaspan with one (1) original of each Document and two (2) copies. Conti will use reasonable endeavours to cause the Builder to issue or cause to be issued (as the case may be) all such Documents in the name of Seaspan as the Vessel’s owner. Any extra cost charged by the Builder for issuing such documents in the name of Seaspan shall be for Seaspan’s account and Seaspan will pay such amount to the Builder directly. Seaspan will for this purpose deliver any information required by the Builder.

IV.	Place of Delivery and Place of Closing

1.	The Vessel shall be delivered hereunder at the place where the Vessel is delivered to Conti by the Builder under the Building Contract.

2.	The place of the documentary closing is Hamburg, Germany except that if Seaspan determines that documentary closing in Hamburg will have an adverse tax consequence to it then the documentary closing will be moved to a jurisdiction which is tax neutral to both Conti and Seaspan.

V.	Notice of Time of Delivery

Conti will notify Seaspan and Seaspan will notify Conti of the time at which the Builder intends to tender the Vessel for delivery to Conti. Delivery of the Vessel by Conti to Seaspan as contemplated hereunder will take place immediately upon the Vessel being effectively delivered by the Builder to Conti in accordance with the terms of the Building Contract. Any delay of delivery under the Building Contract shall delay delivery hereunder accordingly.

VI.	Payment of Purchase Price

1.	Within five New York Business Days of signing this Agreement Seaspan shall pay to Conti free of all banking charges the amount of USD 2,000,000.00 (hereinafter the “First Instalment”), repayment of such amount according to the provisions of this Agreement to be guaranteed by Conti Holding GmbH & Co. KG, Putzbrunn / Germany in a form acceptable to Seaspan.

2.	The Purchase Price as calculated in accordance with Exhibit I less the First Instalment and the fifth instalment (delivery instalment) under the Building Contract shall be transferred to a trust account (the “Trust Account”) held by Nord/LB (details of the Trust Account to be indicated timely by Conti) to be received on the Trust Account latest five New York Business Days prior to the time of delivery of the Vessel from the Builder. The Purchase Price so paid shall be held by Nord/LB on behalf of either Seaspan or its remitting bank until the Vessel is delivered from the Builder to Conti and simultaneously from Conti to Seaspan. In case the delivery fails to take place as anticipated within a period of ten New York Business Days from the deposit of the Purchase Price, Seaspan has the right to request Nord/LB to return the Purchase Price to the remitting bank. The Purchase Price shall be paid out to Conti by Nord/LB upon presentation to Nord/LB of the Protocol of Delivery and Acceptance duly signed by Seaspan’s and Conti’s authorized representatives.

An amount equal to the fifth instalment (delivery instalment) under the Building Contract shall be transferred in the name of Conti by Seaspan to the account nominated by the Builder at least two (2) New York Business Days prior to the delivery date of the Vessel according to the Building Contract by telegraphic transfer to the Builder’s Bank remaining for a period of five (5) days with an irrevocable instruction that the said amount shall be released to the Builder against presentation by the Builder to the said Builder’s Bank of a duplicate original of the Protocol of Delivery and Acceptance of the Vessel duly signed by Conti’s authorized representative and the Builder’s authorized representative and with the further instruction to release the said amount to Seaspan if the aforementioned Protocol of Delivery and Acceptance of the Vessel is not presented before expiry of the period of five (5) days calculated from the date of remittance of the funds. Interest, if any, accrued from such deposit, shall be for the benefit of Seaspan. Seaspan will provide Conti with evidence of such payment and corresponding instructions at the time of payment.

However, when the new scheduled delivery date is notified to Conti by the Builder, Conti will notify Seaspan promptly and Seaspan shall make the telegraphic transfer in accordance with the same terms and conditions as said out above.

3.	Any taxes, fees and expenses in connection with the purchase and registration under Seaspan’s flag shall be for Seaspan’s account.

4.	Conti shall pay all broker’s fees charged in connection with the purchase and sale of the Vessel as contemplated herein, including but not limited to the fees of W. J. Hinneberg of Hamburg, Germany except any brokers engaged by Seaspan.

VII.	Technical Responsibility / Building Supervision / Modifications

Seaspan shall have authority and be responsible for all technical matters regarding the construction of the Vessel and, accordingly, shall organize the supervision and survey of the construction of the Vessel on the terms and conditions provided for in the Building Contract at its own cost, responsibility and risk. For greater certainty, as of the Commencement Date (as defined below), Conti will not take any part in the supervision and survey of the construction of the Vessel and will not be responsible for any technical matters related to construction unless requested to do so by Seaspan.

1.	Building Supervision

a)	As of the day on which Conti receives the First Installment from Seaspan (the “Commencement Date”), Seaspan shall have authority and be responsible for the supervision and inspection tasks as provided for in Article IV, VI and VII of the Building Contract and as may otherwise be provided for in the Building Contract (the “Services”). Seaspan will appoint Seaspan Ship Management Ltd. as its agent to perform the Services on its behalf. As of the Commencement Date, Conti will cease to provide such Services and will terminate any contract that it may have with BBG or any other third party for the provision of such Services with respect to the Vessel.

b)	Seaspan shall be responsible for ensuring that its personnel meet the requirements set out in Art. IV.1 (Appointment of the Buyer’s Supervisor) of the Building Contract. Furthermore, Seaspan acknowledges that Conti’s affiliated companies have an ongoing business relationship with the Builder. Thus, Seaspan will use reasonable efforts to ensure that the supervision and inspection tasks with respect to the Vessel are performed in such manner as not to adversely affect this ongoing business relationship.

c)	Seaspan shall indemnify Conti against all claims costs damages or any other liabilities whatsoever (including all reasonable legal costs) incurred by Conti resulting out of or in connection with Seaspan’s personnel performing the supervision and inspection tasks except to the extent they are incurred pursuant to Article VII 1 d) below.

d)	Seaspan shall provide to Conti monthly written reports in the English language regarding the building progress and, Conti shall have the right to dispatch its own supervisor to the Builder at its own costs (hereinafter the “Conti’s Inspector”) to attend at the shipyard at any time, with the consent of Seaspan (not to be unreasonably withheld). Conti’s Inspector shall only act as an observer and shall not give any orders or instructions to the Builder.

e)	On the Commencement Date and thereafter as reasonably requested by Seaspan, Conti will send a written notice to the Builder (with a copy to Seaspan) in the form attached hereto as Exhibit V advising of, among other things, the change in Conti’s representatives for the purpose of the Building Contract, the names and identities of Seaspan’s personnel acting as such representatives and instructing the Builder to send to Seaspan a copy of any communications the Builder may have with Conti. Conti will take all reasonable endeavours to procure from the Builder a signed copy of the notice acknowledging the replacement of Conti’s supervisors and agreeing to provide Seaspan with a copy of the communications as requested.

f)	In so far as the approval of plans and drawings or suppliers is concerned, such approval shall only be granted by Seaspan after corresponding information has been given to Conti. Notwithstanding this obligation, the approval of such plans and drawings or suppliers will be within the sole discretion of Seaspan.

2.	Modification, Changes and BUYER’S SUPPLIED ITEMS

a)	As the Commencement Date, Seaspan has the right to request and effect any changes or modifications to the Contract Documentation as provided for in Article V. 1 – 3 (Modification, Changes and Extras) of the Building Contract (the “Changes”). All intended Changes shall be notified to Conti for its information and are subject only to Conti’s objection as provided for below.

b)	Where the cost of any individual Change exceeds the sum of USD 150,000.00 (hereinafter the “Change Limit”) or where the cumulative costs of any number of Changes requested by Seaspan as of the Commencement Date exceed the Change Limit, Seaspan shall pay each such excess into an interest bearing trust account (the “Change Limit Trust Account” or “CLTA”) before such Change is ordered failing which Conti may object to any such Change and communicate such objection to the Builder.

All amounts held in the CLTA shall be released to Seaspan upon full payment of the Purchase Price; otherwise they shall be released to Conti pursuant to Art. III.3.c) hereof. The release of all amounts held on the CLTA as aforesaid shall occur against the joint written instructions of Conti and Seaspan or against presentation of a certified copy of a final and binding court judgment pursuant to Article XIII hereof.

The costs of the CLTA shall be divided between Conti and Seaspan. Any interest accrued shall be credited to the party which is entitled to the principal deposited thereon.

c)	As of the date of this Agreement, Seaspan shall bear the costs of and provide the so called ‘BUYER SUPPLIED ITEMS’ as per Art. V. 4 of the Building Contract. Seaspan shall indemnify Conti against any claims which the Builder may make against Conti under or in connection with the Building Contract for failure or delay of delivery of the ‘BUYER SUPPLIED ITEMS’ and should the Builder be entitled to proceed with the construction of the Vessel without installation of such items, Seaspan shall:

aa)	accept the Vessel in such condition without any claim whatsoever against Conti and

bb)	in case Seaspan does not take delivery of the Vessel for any reason whatsoever indemnify Conti against any and all costs, damages, liabilities and losses (including consequential losses) arising out of the non-installation of the ‘BUYERS SUPPLIED ITEMS’ or installation of the ‘BUYERS SUPPLIED ITEMS’ after delivery of the Vessel.

VIII.	Exchange of Documents and Information

Within 30 days of the date of this Agreement, Conti will provide Seaspan with, and will cause BBG, to provide Seaspan with, a copy of all documentation related to the Vessel, in any form whatsoever, that is in the possession of Conti or BBG, (as the case may be), including but not limited documents related to plan approval arrangements, disputes with maker and the Builder, details of all agreements with makers and extras and credits and all correspondence between BBG and third parties with regard to technical aspects of the construction of the Vessel.

Seaspan shall be entitled from the Commencement Date to contact the Builder directly in order to obtain any additional documentation with regard to the technical aspects of the construction of the Vessel and Conti shall advise the Builder of this entitlement in accordance with Article VII 1 e) hereof.

IX.	Builder’s Warranty and Third Party Benefits

1.	Conti will assign to Seaspan at the delivery of the Vessel under the Building Contract:

a)	any and all of Conti’s right, title and interest present and future in the Building Contract and all warranties provided to Conti as purchaser of the Vessel under the Building Contract, including but not limited to all its rights and remedies as set out in Art. IX of the Building Contract and the right to appoint a guarantee engineer, any extended guarantee rights contained therein and any other material warranties in respect of the Vessel (hereinafter the “Builder’s Benefits”);

b)	any and all benefits and advantages, including but not limited warranties and rebates, granted to Conti by third parties in connection with the Building Contract and in respect of the construction of the Vessel (the “Third Party Benefits” and together with the Builder’s Benefits, the “Benefits and Warranties”); and

2.	Conti will execute and deliver to Seaspan assignment documents and all other documents as are necessary to validly complete the assignment of the rights contemplated in Art. IX.1 above, in form and content acceptable to Seaspan and Conti, at the same time as it delivers the Vessel to Seaspan.

3.	If the Builder or relevant third party, as the case may be, does not agree to the assignment of the Benefits and Warranties, or if for any other reason Conti is not able to fully assign these rights to Seaspan as contemplated in Art. IX.1 above, Conti will, at the request of Seaspan, enforce all or any of its rights with respect to the Benefits and Warranties or the right to appoint a guarantee engineer for the Vessel, as the case may be, and promptly deliver to Seaspan any such benefits received thereunder.

4.	Seaspan shall indemnify Conti against any and all reasonable costs and expenses it may incur arising out of or in connection with a claim made at the request of Seaspan pursuant to this Article.

5.	If Seaspan elects to nominate a guarantee engineer (hereinafter the “Guarantee Engineer”) to serve the Vessel as per Art. XI. 5 of the Building Contract, Seaspan will enter into the agreement required pursuant to Art. XI. 5. of the Building Contract regarding the costs of the guarantee engineer directly with the Builder. If Seaspan elects to nominate a guarantee engineer but does not enter into such an agreement with the Builder, Seaspan will indemnify Conti against any and all reasonable costs and expenses it may incur arising out and or in connection with the services of the guarantee engineer for the Vessel (including but not limited to legal costs).

X.	Building Contract

1.	The liability of Conti with regard to the Building Contract is limited to the representation and warranty that the Building Contract is validly concluded by Conti and has not been amended or changed since then except for the amendments set out in Exhibit VI. Any future amendment to the Building Contract requires Seaspan’s prior written consent.

2.	It is herewith expressly agreed between Conti and Seaspan that Seaspan shall have no warranty claim whatsoever in regard of the condition of the Vessel against Conti. In this context, ‘warranty claims’ shall mean any claims whatsoever on account of any deficiency of the Vessel including any documentation, spare parts, equipment and absolutely everything belonging to the Vessel that was part of the deliveries of the Builder under the Building Contract.

3.	Seaspan expressly acknowledges that it has received the Building Contract and all connected documents as set out in Exhibit VI and expressly accepts them.

XI.	Dispute Resolution

For any event incurred during the period from the Commencement Date to the date if any Seaspan rejects the Vessel hereunder, Seaspan will be responsible for resolving any disputes arising out of or with respect to the Building Contract even if such disputes are with respect to matters arising before the Commencement Date, and Seaspan will be entitled to exercise any of Conti’s rights under, and receive any benefits arising out of, the provisions of Article XIV of the Building Contract. If the Builder refuses to acknowledge Seaspan’s exercise of such rights, Conti will attend to the resolution of the dispute in all respects, including any appeals, at the direction of Seaspan. In either case, Conti will fully co-operate with Seaspan to resolve the matter, including but not limited to providing Seaspan with any and all documentation (in any medium whatsoever) related to the dispute and attending meetings, proceedings, arbitrations and appeals at the request of Seaspan. Seaspan will indemnify Conti for any costs and expenses of whatsoever nature it incurs in assisting Seaspan with a dispute (including reasonable legal costs).

XII.	Novation Option

1.	The parties acknowledge the following:

(a)	their original intent was that Conti would novate the Building Contract to Seaspan and assign any interest that Conti had in the refund guarantee for the Vessel to Seaspan;

(b)	prior to entering into this Agreement, the parties negotiated a novation agreement (the “Novation Agreement”) for the Building Contract and an assignment agreement for the refund guarantee (the “Assignment”), both of which were acceptable in form and content to each of the parties hereto;

(c)	because the refund guarantor and/or the Builder were unable or unwilling to consent to the assignment of the refund guarantee by Conti to Seaspan, the parties agreed to enter into this Agreement as an alternative.

2.	Conti will use commercially reasonable efforts to obtain the consent of the refund guarantor and/or the Builder to the assignment of the refund guarantee for the Vessel by Conti to Seaspan and try to obtain any approvals or authorisations from any governmental authorities in respect of such assignment of the refund guarantee. If the consent of the refund guarantor and Builder is obtained, the parties will enter into the Novation Agreement and the Assignment in substantially the same form as previously agreed or any other form mutually acceptable and any other necessary agreements to fully effect the novation of the Building Contract to Seaspan and this Agreement will be terminated and replaced by the Novation Agreement. The fulfilment of any outstanding obligations that may be owed by either party hereunder on the date of such termination will either be incorporated into the Novation Agreement or addressed in another agreement before this Agreement is terminated.

XIII.	Events of Default

1.	Seaspan’s Default

a)	Should the First Installment not be paid in accordance with Art. VI, Conti has the right to cancel this Agreement and it shall be entitled to claim (a) liquidated damages in the amount of USD 2,000,000.00 and (b) compensation for all reasonable expenses incurred together with interest.

b)	Should the Purchase Price not be paid in accordance with Art. VI, Conti has the right to cancel this Agreement, in which case the First Installment remains with Conti and any moneys held in the Change Limit Trust Account shall be released to Conti together with interest. In addition, Conti shall be entitled to claim further compensation for its losses (excluding consequential losses) and for all reasonable expenses incurred together with interest.

2.	Conti’s Default

If Conti takes delivery of the Vessel from the Builder and fails to deliver the Vessel to Seaspan within three Working Days thereafter, Seaspan shall have the option of specific performance of or cancelling this Agreement and the First Instalment together with any amounts held on the Change Limit Trust Account together with interest shall be released to it. Furthermore, Seaspan shall be entitled to claim due compensation for its losses (excluding consequential losses) and for all reasonable expenses together with interest.

XIV.	Representations and Warranties

1.	Representations and Warranties of Conti

Conti represents and warrants that:

a)	Conti is a corporation duly organized, validly existing and in good standing under the laws of the Federal Republic of Germany and is duly qualified as a corporation authorized to do business under the laws of the Federal Republic of Germany;

b)	Conti has all requisite corporate power, authority and legal right to enter into this Agreement and to perform and observe the provisions of this Agreement;

c)	the execution, delivery and performance by Conti of this Agreement and the consummation of the transactions contemplated thereby are within corporate powers and do not contravene Conti’s constituting documents;

d)	this Agreement constitutes valid and binding obligations of Conti, enforceable against Conti in accordance with their terms;

e)	apart from those already obtained by Conti, no authorization, approval, consent or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other consent or approval is required for the due execution, delivery and performance by Conti of this Agreement and the consummation of the transactions contemplated thereby;

f)	Conti has not previously assigned or granted a security interest in the Building Contract to any other person other than Nord/LB in connection with the financing of the purchase price of the Vessel, which interest will be fully released and discharged as of the delivery of the Vessel to Seaspan;

g)	Conti has provided Seaspan with a full and complete copy of the Building Contract, including the amendments as set out in Exhibit VI and the refund guarantee and there are no other amendments; and

h)	the Building Contract is in full force and effect and, as of the date hereof, Conti is in full compliance with its terms and conditions.

2.	Representations and Warranties of Seaspan

Seaspan represents and warrants as follows:

a)	Seaspan is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands and is duly qualified as a corporation authorized to do business under the laws of the Republic of the Marshall Islands;

b)	Seaspan has all requisite corporate power, authority and legal right to enter into this Agreement and to perform and observe the provisions of this Agreement;

c)	the execution, delivery and performance by Seaspan of this Agreement and the consummation of the transactions contemplated thereby are within Seaspan’s corporate powers, have been duly authorized by all necessary corporate action and do not contravene Seaspan’s articles or memorandum;

d)	apart from those already obtained by Seaspan, no authorization, approval, consent or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other consent or approval is required for the due execution, delivery and performance by Seaspan of this Agreement and the consummation of the transactions contemplated thereby; and

e)	this Agreement constitutes valid and binding obligations of Seaspan, enforceable against Seaspan in accordance with their terms.

XV.	Notices and Demands

Any and all notices, requests, demands, instructions, advices and communications in connection with this Agreement shall be written in English, sent by registered mail, telefax or cable, and shall be deemed to be given when first received whether by registered mail, telefax or cable. They shall be addressed as follows, unless and until otherwise advised in writing:

to Seaspan:	SEASPAN CORPORATION
Room 503, 5/F
Lucky Commercial Center
103 Des Voeux Road West
Hong Kong, China
Attention: Gerry Wang
Telephone No.: (852) - 25401686
Fax No.: (852) - 25401689

with a copy to: SEASPAN SHIP MANAGEMENT LTD.
2600- 200 Granville Street
Vancouver, British Columbia,
Canada
Attention: Peter Curtis / Peter Jackson
Telephone No.: 1-604-638-2575
Fax Number: 1-604-638-2595

to Conti:	CONTI 52. CONTAINER SCHIFFAHRTS - GMBH & CO. KG NR. 1
c/o Conti Reederei Management GmbH & Co.
Konzeptions-KG
Att.: Mr. Obermeier
Wernher-von-Braun-Strasse 10
85640 Putzbrunn
Federal Republic of Germany
Tel: 49-89-456 550 0
Fax: 49-89-456 550 55

XVI.	Applicable Law

This Agreement is governed by the laws of England and subject to the exclusive jurisdiction of the High Court of England and Wales in London.

XVII. Further	Assurances

Before and after the delivery of the Vessel by Conti to Seaspan, Conti will execute and deliver promptly, at the request of Seaspan, all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

XVIII.	Counterparts

This Agreement may be signed by facsimile and executed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

XIX. Assignment

Neither party shall be entitled to transfer any or all of its rights and obligations under this Agreement to any third party without the prior written consent of either party, such consent not to be unreasonably withheld.

Both parties shall however be entitled to assign any and all rights under the Agreement to any bank or financial institution in respect of the raising of funds.

XX.	Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and assigns.

In witness whereof the parties hereto have executed this Sale and Purchase Agreement the day first above written.

CONTI 52. CONTAINER SCHIFFAHRTS - GMBH & CO. KG NR. 1

By:	GERD NAUSCH		JOSEF OBERMEIER
	Name:	Gerd Nausch	Josef Obermeier
	Title:	President	Senior Executive Vice President

SEASPAN CORPORATION

By:	GERRY WANG
	Name:	Gerry Wang
	Title:	Chief Executive Officer

EXHIBIT I

PURCHASE PRICE OF THE VESSEL

The Purchase Price shall be computed as follows; all figures to be proven on an open book basis:

1.	Payment of purchase price made by Conti to the Builder pursuant to the terms of the Building Contract

		USD	36,650,000.00 +

		Euro	6,250,000.00

2.	Interest paid or payable by Conti for financing the installments under the Building Contract as from December 1, 2005 onwards plus any fees paid or payable by Conti related to the financing of the Vessel and the financial handling of this Agreement.

exact amount to be notified immediately prior to delivery of the Vessel hereunder (on open book basis)

3.	Bank commitment fee as from December 1, 2005 onwards for Vessel’s long term finance (open book basis)

exact amount to be notified immediately prior to delivery of the Vessel hereunder

4.	Any adjustment to 1. above (increase or reduction as the case may be) calculated and/or agreed between Seaspan (in consultation with Conti) and the Builder at Vessel’s delivery under the Building Contract as well as any adjustments agreed with the Builder prior to the Commencement Date of which notice has been given to Seaspan.

total amount to be notified immediately prior to delivery of the Vessel hereunder

5.	the First Installment	USD	2,000,000.00

6.	any amounts credited to Conti by the Builder for Consumables Stores

7.	any costs regarding the flag change as per Art. III.2 of the Agreement

EXHIBIT II

A.	Payment of First Instalment

The obligation of Seaspan to pay the First Instalment in accordance with this Agreement is subject to the fulfilment of the following conditions:

1.	the representations and warranties of Conti contained in this Agreement being true and correct on and as of the date the First Instalment is to be paid with the same effect as though such representations and warranties had been made as of such date;

2.	all of the covenants and obligations of Conti to be performed or observed on or before the date the First Instalment is to be paid, if any, pursuant to this Agreement having been duly performed or observed;

3.	Conti has delivered to Seaspan a duly executed copy of the following documents and agreements:

(a) a certificate of Conti dated the day of payment of the First Instalment, executed by an authorized officer or director of Conti, certifying items 1 and 2 above;

(b) a guarantee from Conti Holding GmbH & Co. KG or such related party as Seaspan may approve, in which the guarantor agrees to repay the First Instalment in accordance with this Agreement, in form satisfactory to Seaspan (the “Guarantee”);

(c) a consent and agreement from Conti’s lenders consenting to the transactions contemplated hereunder and agreeing to release all security, in form satisfactory to Seaspan upon payment of the balance of the Purchase Price and presentation of a Protocol of Delivery and Acceptance duly signed by Conti’s authorized representative and the Builder’s authorized representative;

(d) notice to the Builder in form satisfactory to Seaspan;

(e) a legal opinion from German counsel to Conti with respect to the due authorisation, execution and delivery of this Agreement and the Guarantee in form acceptable to Seaspan, acting reasonably; and

4.	no legal or regulatory action or proceeding shall be pending or threatened by any governmental authority to enjoin, restrict or prohibit the purchase and sale of the Vessel or with respect to the Building Contract;

The foregoing conditions are for the benefit of the Seaspan only and accordingly Seaspan will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

B. Documents to be delivered by Conti to Seaspan at Vessel’s Delivery

I.	Documents to be delivered by the Builder under the Building Contract

1.	The Builder’s Certificate and Bill of Sale,;

2.	The Protocol of Trials of the Vessel made pursuant to the Building Contract and the Specifications,

3.	The Protocol of Inventory of the equipment to the Vessel, including spare parts, all as specified in the Specifications,

4.	The Protocol of Stores of Consumable Nature, such as all fuel oil and fresh water remaining in tanks if its cost is charged to Seaspan under Article VI. 5. of the Building Contract;

5.	Drawings and Plans pertaining to the Vessel as stipulated in the Specifications, which shall be furnished to Seaspan at no additional cost;

6.	The Protocol of Deadweight Calculation and Inclining Experiment;

7.	All Certificates required to be furnished upon delivery of the Vessel pursuant to the Building Contract and the Specifications, see Art. VII. 3. of the Building Contract and

However, it is agreed by the parties that if the Classification Certificates and/or other certificates are not available at the time of delivery of the Vessel, provisional certificates shall be accepted by Seaspan, provided that Conti shall furnish Seaspan with formal certificates as promptly as possible after such formal certificates have been issued.

8.	Copy of the DECLARATION OF WARRANTY of the Builder that the Vessel is delivered to the Seller free and clear of any liens, claims, mortgages, or other encumbrances upon Conti’s title thereto, and in particular, that the Vessel is absolutely free of all burdens in the nature of imposts, taxes, or charges imposed by the prefecture or country of the port of delivery, as well as of all liabilities of the Builder to its sub-contractors and employees and crew and of all liabilities arising from the operation of the Vessel in trial runs, or otherwise, prior to delivery except as otherwise provided under the Building Contract.

II.	Documents to be issued by Conti

1.	Bill of Sale, duly notarized and apostilled, evidencing that title to the Vessel is transferred to Seaspan free of mortgages, liens and other encumbrances, such Bill of Sale to be executed in a the form as attached hereto as Exhibit III.

2.	Power of Attorney, duly notarised, authorizing representatives of Conti to take all necessary steps to accept delivery of title to the Vessel from the Builder and give delivery of and convey title to the Vessel to Seaspan.

3.	Notarised excerpt from the German Commercial Register showing the names and authorization of the Managing Directors of Conti accompanied by an in-house translation into English.

III.	Documents to be executed by Conti and Seaspan

Protocol of Delivery and Acceptance with respect to the Vessel executed by Conti and Seaspan in the form as attached hereto as Exhibit IV or such other form acceptable to the Hong Kong Marine Department.

IV.	Documents to be delivered by Seaspan at Vessel’s Delivery

1.	Notarially attested copy of Minutes of Meeting of the Board of Directors of Seaspan authorizing the purchase of the Vessel from Conti and the granting of a Power of Attorney to perform all acts necessary in connection with taking delivery of and acquiring title to the Vessel.

2.	Notarially attested Power of Attorney, authorizing all acts necessary in connection with taking delivery of and acquiring title to the Vessel.

3.	Original Certificate of Good Standing of Seaspan, dated no more than 10 Working Days prior to delivery of the Vessel.